[AmericaFirst Letterhead]

December 14, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-4644

Re:

Form N-1A Registration Statement for AmericaFirst Quantitative Funds

(the “Trust”); (File Nos. 333- 179594 & 811- 22669)

Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, the Trust respectfully requests that Pre-Effective Amendment No. 4 to the above referenced Registration Statement, which was filed via EDGAR on November 20, 2012, be accelerated and declared effective on December 14, 2012 or as soon thereafter as is reasonably practicable.

In accordance with Section 14 of the Investment Company Act of 1940, as amended, the Trust hereby represents that no public offering of its shares shall commence until after the reorganization mentioned in Item 28(l) of the above referenced Registration Statement is complete and each series of the Trust has a net worth of at least $100,000.

In connection with the submission of the Trust’s request for accelerated effectiveness of the above-referenced Registration Statement, the Trust hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

AMERICAFIRST QUANTITATIVE FUNDS

BY:

/s/ Andrew Rogers

Andrew Rogers,

President and Chief Executive Officer